UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        For the month of January 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


SPIRENT PLC



2. Name of director


MY E CHUNG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


IN RESPECT OF THE DIRECTOR'S HOLDING



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


BANK OF NEW YORK (SEE ADDITIONAL INFORMATION)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


EXERCISE OF PURCHASE RIGHTS UNDER THE SPIRENT EMPLOYEE STOCK PURCHASE PLAN



7. Number of shares / amount of stock acquired


17,328



8. Percentage of issued class


0.0018%



9. Number of shares/amount of stock disposed


NIL







10. Percentage of issued class


N/A



11. Class of security


ORDINARY SHARES OF 3 1/3 PENCE EACH (SEE ADDITIONAL INFORMATION)



12. Price per share


14.2375 PENCE



13. Date of transaction


02 JANUARY 2004



14. Date company informed


06 JANUARY 2004



15. Total holding following this notification


88,325 SHARES IN TOTAL, OF WHICH 48,705 ARE BENEFICIALLY HELD AS ADRs AND 39,620 NON-BENEFICIALLY HELD UNDER THE COMPANY'S ANNUAL INCENTIVE BONUS PLAN



16. Total percentage holding of issued class following this notification


0.0093%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant


02 JANUARY 2004



18. Period during which or date on which exercisable


03 JANUARY 2005



19. Total amount paid (if any) for grant of the option


NIL



20. Description of shares or debentures involved: class, number


13,392 ORDINARY SHARES OF 3 1/3 PENCE



13,392 relates to the number of shares subject to purchase rights UNDER THE EMPLOYEE STOCK PURCHASE PLAN based on the market price of a Spirent Ordinary share (less an applicable 15 per cent discount) as at the date of grant.



The FINAL exercise price and number of purchase rights under the PLAN cannot be determined until maturity (i.e. 12 months following the date of grant).



(SEE ADDITIONAL INFORMATION)





21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


IN ACCORDANCE WITH THE RULES OF THE EMPLOYEE STOCK PURCHASE PLAN, THE FINAL EXERCISE PRICE CANNOT BE DETERMINED UNTIL MATURITY, WHICH IN NORMAL CIRCUMSTANCES IS 12 MONTHS FROM THE DATE OF GRANT. THE PURCHASE PRICE IS SET AT A 15% DISCOUNT TO THE MARKET PRICE OF A SPIRENT ORDINARY SHARE ON EITHER THE FIRST OR LAST DAY OF THE OFFERING PERIOD - WHICHEVER PRICE IS THE LOWER. THE
DISCOUNTED PRICE ON THE FIRST DAY OF THE OFFERING PERIOD WAS 50 PENCE PER ORDINARY SHARE.



(SEE ADDITIONAL INFORMATION)





22. Total number of shares or debentures over which options held following this notification


3,127,348 OPTIONS OVER ORDINARY SHARES OF 3 1/3 PENCE



23. Any additional information


THE EMPLOYEE STOCK PURCHASE PLAN IS AN ALL EMPLOYEE SHARE PLAN UNDER WHICH ELIGIBLE USA EMPLOYEES PARTICIPATE ON A SIMILAR BASIS TO THE UK SAVINGS RELATED SHARE OPTION SCHEME. ALL OUTSTANDING PURCHASE RIGHTS UNDER THE PLAN ARE EXERCISED AUTOMATICALLY UPON MATURITY OF THE OFFERING PERIOD. THE AWARD OF PURCHASE RIGHTS IS MADE UNDER THE TERMS OF THE PLAN AND THE TIMING OF THE AWARD IS IN ACCORDANCE WITH PREVIOUS AWARDS UNDER THE PLAN.





PURSUANT TO THE OPERATION OF THE PLAN, THE 17,328 ORDINARY SHARES WERE DELIVERED AS AMERICAN DEPOSITORY RECEIPTS (ADRs) TO THE BANK OF NEW YORK, WHO ARE THE APPOINTED ADMINISTRATORS OF THE PLAN.



24. Name of contact and telephone number for queries


MICHAEL ANSCOMBE : 01293 767672



25. Name and signature of authorised company official responsible for making this notification



MICHAEL ANSCOMBE

ASSISTANT COMPANY SECRETARY



Date of Notification


07 JANUARY 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 07 January 2004                           By   ____/s/ Luke Thomas____

                                                    (Signature)*